# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tvardi Therapeutics, Inc., CIK 0001346830
CUSIP: 140755208
Title of class of securities: Common Stock of Tvardi Therapeutics, Inc.
Address of issuer's principal executive offices: 3 SUGAR CREEK CTR. BLVD., STE 525, SUGAR LAND, Texas (TX), 77478
Date of event which requires filing of this statement: 04/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002049793

## Reporting persons
- Solas Tvardi Sidecar LLC: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); does not affirm membership in a group (box b); sole voting power 0; shared voting power 598,288; sole dispositive power 0; shared dispositive power 598,288; aggregate amount beneficially owned 761,287 (8.1% of the class)
- Solas BioVentures Fund II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 162,999; sole dispositive power 0; shared dispositive power 162,999; aggregate amount beneficially owned 761,287 (8.1% of the class)
- Solas Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 761,287; sole dispositive power 0; shared dispositive power 761,287; aggregate amount beneficially owned 761,287 (8.1% of the class)

## Item 1. Issuer
Name of issuer: Tvardi Therapeutics, Inc.
Address of issuer's principal executive offices: 3 SUGAR CREEK CTR. BLVD., STE 525, SUGAR LAND, TEXAS, 77478

## Item 2. Person Filing
Name of person filing:
Solas Tvardi Sidecar, LLC
Solas BioVentures Fund II, LP
Solas Partners II, LLC
Address of principal business office or, if none, residence:
All entities:

412 Georgia Ave., STE 201
Chattanooga, TN 37403
Citizenship:
Solas Tvardi Sidecar, LLC: Tennessee
Solas BioVentures Fund II, LP: Delaware
Solas Partners II, LLC: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Please see Row 9 of each Reporting Person's cover page
Percent of class: Please see Row 11 of each Reporting Person's cover page
Sole power to vote or to direct the vote: Please see Row 5 of each Reporting Person's cover page
Shared power to vote or to direct the vote: Please see Row 6 of each Reporting Person's cover page
Sole power to dispose or to direct the disposition: Please see Row 7 of each Reporting Person's cover page
Shared power to dispose or to direct the disposition: Please see Row 8 of each Reporting Person's cover page

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
Solas Tvardi Sidecar, LLC
Solas BioVentures Fund II, LP
Solas Partners II, LLC

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Solas Tvardi Sidecar LLC: Mark D Hackett, Manager of Solas Partners II, LLC, its Manager (04/22/2025)
- Solas BioVentures Fund II, LP: Mark D Hackett, Manager of Solas Partners II, LLC, its General Partner (04/22/2025)
- Solas Partners II, LLC: Mark D Hackett, Manager (04/22/2025)